May 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dan Morris

Re:	Stereotaxis, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form S-1

Filed March 30, 2018

File No. 333-214255

Dear Mr. Morris:

We are writing this letter on behalf of Stereotaxis, Inc. (the “Company”) following further discussions in May 2018 with the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 1, filed on March 30, 2018 (the “P/E Amendment”), to the Registration Statement on Form S-1 (File No. 333-214255) (the “Original Registration Statement”). As noted in the Company’s previous public disclosures, the P/E Amendment was filed to register the resale by the selling shareholders named therein of up to of 36,923,078 shares of the Company’s common stock issued or issuable upon the exercise of certain Modified SPA Warrants (as defined below).

Background

On February 28, 2018, the Company entered into a Consent and Amendment with the holders of a majority of the shares of common stock issuable upon exercise of certain warrants (the “Original SPA Warrants”) in a private placement pursuant to a securities purchase agreement dated September 26, 2016. The Consent and Amendment amended and restated the Original SPA Warrants (as so amended, the “Modified SPA Warrants”) to provide for a reduced exercise price for a period of time between March 1, 2018 and March 5, 2018 (the “Restricted Exercise Period”), provided that (i) exercises of the Modified SPA Warrants at the reduced exercise price would only be effected if the aggregate exercise price for all Modified SPA Warrants exercised during the Restricted Exercise Period was at least $6,000,000 (the “Exercise Condition”); (ii) cashless exercise was not permitted during the Restricted Exercise Period; and (iii) exercising holders were required to enter into a lock-up agreement with the Company agreeing not to sell the Modified SPA Warrants or the shares received on exercise of the Modified SPA Warrants (the “Warrant Shares”) for a period of 18

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 24, 2018

months following March 12, 2018. The Consent and Amendment also provided that the limitations on beneficial ownership of the Company’s common stock set forth in the Original SPA Warrants would not apply to Warrant Shares issued to a holder upon exercises of Modified SPA Warrants during the Restricted Exercise Period, and eliminated the right of holders to require the Company to redeem their Modified SPA Warrants in exchange for cash in certain circumstances.

Comment

The Staff has requested that the Company advise in writing why the Company does not believe that the transaction was subject to Rule 13e-4 relating to issuer tender offers, in particular referring us to the Heritage Entertainment, Inc. no-action letter, dated April 10, 1987 (“Heritage Entertainment”).

Response and Analysis

The Company believes the transaction is not subject to Rule 13e-4 because it does not constitute a tender offer. The Commission has not defined a tender offer, but has analyzed the concept extensively in the context of specific transactions. Additionally, a number of federal courts have discussed whether or not particular transactions constitute tender offers. As a result, whether or not a transaction is a “tender offer” must be determined on a case by case basis.

As indicated in Heritage Entertainment, although not in a formal Commission release, the Commission has advocated use of an 8-factor test, which was first set forth in Wellman v. Dickinson, 475 F.Supp. 783, 823-24 (S.D.N.Y. 1979), aff’d on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983) (the so-called “Wellman test”). Not all of the eight factors need be present in order for a particular transaction to be a tender offer. The eight factors are:

(1)	Active and widespread solicitation of public shareholders for the shares of an issuer;

(2)	Solicitation made for a substantial percentage of the issuer’s stock;

(3)	Offer to purchase made at a premium over the prevailing market price;

(4)	Terms of the offer are firm rather than negotiable;

(5)	Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased;

(6)	Offer open only for a limited period of time;

(7)	Offeree subject to pressure to sell his stock; and

(8)	The public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of a large amount of target company’s securities.

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May 24, 2018

In the current transaction, on or around December 17, 2017, the Company’s Board of Directors established and delegated authority to a Transactions Committee to consider a potential transaction between the Company and the holders of the Original SPA Warrants. In addition to considering a modification to the exercise price, the Transactions Committee was directed to, and did, consider modifications of certain covenants in the warrants so that the warrants could be treated as equity rather than as a liability for financial reporting purposes.

The Company engaged in discussions and negotiations with the holders of the Original SPA Warrants over the course of the next two months regarding the terms of the modifications to the warrants, and engaged a financial advisor to render advice and a fairness opinion relative to the transactions. As previously noted, the advisor’s compensation was for a fixed fee (not a commission), was not contingent upon the occurrence of the transaction, and importantly was not for soliciting approval of the warrant modifications. No such soliciting activities were conducted by either the advisor or the Company.

In early February 2018, representatives of the holders of the Original SPA Warrants discussed proposed pricing and other substantive terms, which were ultimately proposed to the Transactions Committee for consideration. The holders of the Original SPA Warrants were aware in advance of the period in which a decision would be required to exercise the warrants, and were thus not surprised by the period or put in a position where they did not have adequate time to consider whether or not to exercise. The culmination of these discussions was the Company and the holders entering into the transaction documents on February 28, 2018.

The Company believes that the Consent and Amendment, and the associated reduction in warrant exercise price did not constitute an issuer tender offer, based upon the following facts:

•	There were only 34 holders of the Original SPA Warrants, which comprised 10 of the original 11 holders from the private placement transaction from September 2016 (which was also a negotiated transaction); the other 24 investors were distributees of the fund that was the eleventh holder. Almost all of the holders of the Original SPA Warrants participated in the negotiations either personally or through their respective agents. Each of the investors is highly sophisticated, with very high investing capital, and thus was able to adequately represent its own interests in the negotiation.

•	The terms of the transaction were not dictated by the Company, but were negotiated between the Company and the investors before entering into the Consent and Amendment. As noted above, the holders of the Original SPA Warrants internally discussed the pricing and other terms of an amendment proposal and communicated their offer to the Transactions Committee, thereby engaging in active negotiation with the Company on such terms. Accordingly, the terms of the offer were flexible and were not established by the Company on a “take it or leave it” basis.

•	Because of the limited number of holders, there was no publicity or public solicitation.

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May 24, 2018

•	The negotiations leading to the Consent and Amendment had no expressed or implied time limit. As previously discussed, the holders of the Original SPA Warrants negotiated for more than two months and all parties were willing to continue negotiating until a satisfactory agreement was reached. In Heritage, the Commission stressed that the short specified period of time coupled with the necessity of making a significant monetary decision is the type of instance where more significant disclosure is necessary. Id. Heritage was exactly the type of situation that Rule 13e-4 was designed to protect – a difficult economic decision for investors in a short frame of time. By contrast, the Consent and Amendment was negotiated for a significant period by well financed and advised investors, a situation which should not require the same type of disclosure.

•	There was no “pressure” to enter into the Consent and Amendment. The transaction in question involved holders of the Original SPA Warrants that entered into negotiations with the Company and individually chose to enter into the aforementioned transactions once they deemed the negotiations had resulted in an acceptable agreement. Accordingly, there was no pressure on any individual to make any type of decision. The Company was willing to issue (and did issue) replacements for any Original SPA Warrants to holders who did not exercise if that is what the holder desired. Several holders chose not to exercise their Modified SPA Warrants during the Restricted Exercise Period and remain warrant holders of the Company, at no detriment to their prior position.

•	The final factor, regarding public announcements of a purchasing program concerning the target company is not applicable to the current transaction in question. There were no such purchasing programs contemplated or public announcements made in connection with or following the transaction.

Totality of the Circumstances Analysis. In addition to the 8-factor test advocated by the Commission, the Company notes that various federal courts, under similar circumstances, have utilized another test to hold that there was no tender offer involved. For example, in regard to a case involving §14 of the Securities Exchange Act of 1934, the Second Circuit in Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), held that “the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of §14(d) turns on whether, viewing the transaction in light of the totality of circumstances, there appears to be a likelihood that unless the preacquisition filing strictures of the statute are followed there will be substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Id. at 57 (emphasis added). The Fifth Circuit reiterates these points as valid when finding a tender offer did not exist in a case where: the transaction was made privately to a small percentage of shareholders; there was no assertion of pressure on any member to sell hastily; the sellers were highly sophisticated; and there were no allegation of active or widespread advance publicity or public solicitation. Pin v. Texaco, Inc., 793 F.2d 1448 (5th Cir. 1986). In the current situation, the Company also dealt privately with a small percentage of shareholders, and the negotiations were sufficiently long to rule out the possibility of pressure or short time frames to our prospective sellers. It is also noteworthy that each warrant holder is also the holder of a significant number of shares of either the Company’s common stock or its convertible preferred stock, which has voting rights on an as-if converted to common basis. The investors were savvy and sophisticated institutional investors with extensive investing histories. Additionally, there was no active or widespread publicity; the Company only announced the Consent and Amendment after it had become effective, in accordance with the reporting

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requirements of Form 8-K. In the totality of circumstances analysis, the transaction was not the type that generates substantial risk that investors lacked information and were unable to carefully appraise the value of the proposal. The court expressed the sentiment in Texaco that “[T]his is not a case in which poorly informed shareholders were induced to tender their shares to Texaco through misleading or incomplete information, which is the evil that §13e was enacted to remedy.” Id. at 9. Our transaction on the whole closely resembles the facts and circumstances of Texaco. This is not an example of investors being induced to exercise their warrants; rather, it was a well thought out business decision negotiated on fair terms with savvy business investors.

See also Stromfeld v. The Great Atlantic & Pacific Tea Co., 496 F. Supp. 1084 (S.D.N.Y. 1980) (privately negotiated acquisition of 42% of common stock from seven selling shareholders was not a tender offer); University Bank and Trust Company v. Gladstone, 574 F. Supp. 1006 (D. Mass. 1983) (solicitation of options to purchase stock constituting 22% of outstanding stock from 49 shareholders was not a tender offer); Kennecott Copper Corp. v. Curtiss-Wright Corp., 584 F.2d 1195 (2d. Cir. 1978) (offers to 12 institutional stockholders plus open market purchases was not a tender offer); and Brascan, Ltd. v. Edper Equities, Ltd., 477 F. Supp. 773 (S.D.N.Y. 1979) (solicitation of between 30 to 50 institutional investors and purchases from 12 other institutional investors was not a tender offer).

Accordingly, and particularly in view of the small number of highly sophisticated institutional investors involved and the heavily negotiated and non-public nature of the transaction, the Company believes that the negotiated transaction does not constitute a tender offer under either of these tests.

* * * * *

Notwithstanding the foregoing conclusion of the Company, based on discussions with the Staff, the Company proposes to include a risk factor in substantially the form attached as Annex A hereto in a further amendment to the P/E Amendment. The Company would file the further amendment prior to submitting a request for acceleration of effectiveness of the P/E Amendment. The Company would also include the risk factor in its periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, commencing with its next following Form 10-Q for the period ending June 30, 2018.

We appreciate the Staff’s continued review and look forward to hearing from you with respect to this response letter. If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (314) 259-2447 or by email at rjendicott@bclplaw.com.

Sincerely,

/s/ Robert J. Endicott

Robert J. Endicott

cc:	Martin Stammer (Stereotaxis, Inc.)

Annex A

Proposed Risk Factor for P/E Amendment:

We may become subject to an SEC enforcement action or private litigation if the SEC concludes that the temporary reduction in the exercise price of the SPA Warrants constituted a tender offer.

The Company has been advised by the staff of the SEC that the temporary reduction in the exercise price of the SPA Warrants during the Restricted Exercise Period described above may have constituted a tender offer subject to Rule 13e-4 under the Securities Exchange Act of 1934. If the staff takes the position that the Company failed to comply with the tender offer rules, the Company could become subject to enforcement action by the SEC and, potentially, to private litigation. If the SEC were to take action, it could seek civil monetary penalties or a “cease and desist” order, which would require the Company to comply with the tender offer rules in the event of any future temporary reduction in the warrant exercise price for the SPA Warrants or any other convertible securities issued by the Company. The Company cannot provide any assurance that such actions will not occur. If private litigation ensues, the likelihood of its success, or the amount of any damages that might be awarded, cannot be predicted.